Exhibit 12

Humana Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2005		2004		2003		2002		2001
	(Dollars in thousands)
Income before income taxes	$421,714		$415,850		$344,716		$209,934		$183,080
Fixed charges	66,434		49,246		40,972		44,349		52,010

Total earnings	$488,148		$465,096		$385,688		$254,283		$235,090

Interest charged to expense	$39,315		$23,172		$17,367		$17,252		$25,302
One-third of rent expense	27,119		26,074		23,605		27,097		26,708

Total fixed charges	$66,434		$49,246		$40,972		$44,349		$52,010

Ratio of earnings to fixed charges (1)(2)	7.3	x	9.4	x	9.4	x	5.7	x	4.5	x

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income or loss before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.
(2)	There are no shares of preferred stock outstanding.